SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                        -------------------------------

                    Name: Pilgrim Senior Floating Rate Trust

                      Address of Principal Business Office
                     (No. & Street, City, State, Zip Code):

                       40 North Central Avenue, Suite 1200
                                Phoenix, AZ 85004

             Telephone Number (including area code): (602) 417-8256

                Name and address of agent for service of process:

                             James M. Hennessy, Esq.
                               Pilgrim Group, Inc.
                       40 North Central Avenue, Suite 1200
                                Phoenix, AZ 85004

                                   Copies to:

                             Jeffrey S. Puretz, Esq.
                             Dechert Price & Rhoads
                              1775 Eye Street, N.W.
                             Washington, D.C. 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES NO|X|

                         -----------------------------


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Item 1.      Pilgrim Senior Floating Rate Trust (the "Trust")

Item 2.      The Trust was organized in Delaware on May 21, 1999.

Item 3.      Delaware Business Trust

Item 4.      Management Company

Item 5.      (a) Closed-end

             (b) Diversified

Item 6.      Pilgrim  Investments,  Inc.,  40  North  Central  Avenue,  Phoenix,
             Arizona 85004

Item 7.      James R. Reis             President and Trust
             Daniel A. Norman          Treasurer
             James M. Hennessy         Secretary and Trustee

             The address of all above-mentioned officers or trustees is 40 North Central Avenue, Suite 1200, Phoenix, Arizona 85004.

Item 8.      Not Applicable

Item 9.      (a) No

             (b) Not Applicable

             (c) It  is  anticipated  that  the  registrant  will  make a public
                 offering   of   its   securities   upon   effectiveness   of  a
                 Registration Statement to be filed on Form N-2.

             (d) No

             (e) Not Applicable

Item 10.     Zero($0)

Item 11.     No

Item 12.     Not Applicable

                                   SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Phoenix and State of Arizona on the 21th day of May, 1999.


                                              PILGRIM SENIOR FLOATING RATE TRUST



                                              By:   /s/ James R. Reis
                                                    --------------------
                                                    James R. Reis
                                                    President




Attest:  /s/ James M. Hennessy
         ---------------------
         James M. Hennessy
         Secretary